04016184

AA* 3/22/2004 **

RECD S.E.C.
MAR 1 9 2004
620

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48535

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANAURY 1, 2003 AND ENDING DECEMBER 31, 2003

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

LEERINK SWANN & CO., INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE FEDERAL STREET

(No. and Street)

BOSTON	**MA**	**02110**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PETER FLYNN **617.918.4831**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – of individual, state last, first, middle name)

200 Clarendon Street	**Boston**	**MA**	**02116**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 1 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Jeffrey A. Leerink, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Leerink Swann & Co., Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Chief Executive Officer
Title

Notary Public

Peter Flynn, Notary piblic
My commission expires 2/16/2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Assurance and Advisory Business Services

Statement of Financial Condition

Leerink Swann & Co., Inc.
December 31, 2003

Ernst & Young

Ernst & Young LLP

Statement of Financial Condition

Leerink Swann & Co., Inc.

December 31, 2003

Leerink Swann & Co., Inc.

Statement of Financial Condition

December 31, 2003

Contents

ERNST & YOUNG

Ernst & Young LLP
200 Clarendon Street
Boston
Massachusetts 02116-5072

Phone: (617) 266-2000
Fax: (617) 266-5843
www.ey.com

Report of Independent Auditors

The Board of Directors and Stockholder
Leerink Swann & Co., Inc.

We have audited the accompanying statement of financial condition of Leerink Swann & Co., Inc. as of December 31, 2003. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Leerink Swann & Co., Inc. at December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 23, 2004

Leerink Swann & Co., Inc.

Statement of Financial Condition

December 31, 2003

Assets	
Cash and cash equivalents	$ 3,173,270
Deposit with clearing organization	250,000
Receivable from clearing organization	6,805,583
Other trade receivables	1,252,080
Notes receivable from employees, net of bad debt reserve of $683,464	533,354
Derivative instruments, at fair value	287,514
Marketable securities, at market value	152,393
Non-marketable securities, at fair value	123,879
Advances to employees	73,588
Prepaid expenses	1,318,062
Furniture, equipment, and leasehold improvements, net	1,690,357
Goodwill	623,026
Total assets	$16,283,106
Liabilities and stockholder's equity	
Liabilities:	
Securities sold, not yet purchased, at market value	$ 285,600
Accrued compensation, employee benefits and payroll taxes	1,502,229
Accounts payable and accrued expenses	574,386
Payable to clearing organization	126,602
Deferred rent	599,376
Note payable	138,000
Net deferred state tax liability	569,493
Total liabilities	3,795,686
Stockholder's equity:	
Common stock, authorized 8,000,000 shares, $.01 par value 4,992,500 shares issued and outstanding	49,925
Additional paid-in capital	3,858,382
Retained earnings	8,579,113
Total stockholder's equity	12,487,420
Total liabilities and stockholder's equity	$16,283,106

See accompanying notes.

Leerink Swann & Co., Inc.

Notes to Statement of Financial Condition

December 31, 2003

1. Accounting Policies

Organization and Nature of Business

Leerink Swann & Co., Inc. (the Company) is registered with the Securities and Exchange Commission (SEC) as a securities broker/dealer under Section 15(b) of the Securities Exchange Act of 1934. The Company is a subsidiary of Leerink Swann Massachusetts Business Trust (Parent or Trust), which was formed December 31, 2001. As a non-clearing broker, all customer transactions are cleared on a fully disclosed basis through another broker/dealer.

Use of Estimates

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual amounts could differ from those estimates.

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Deposits with Clearing Organizations

Cash and securities are kept on deposit with various clearing organizations and represent the minimum balance required to be maintained in order to utilize various clearing brokers. This cash and securities balance is subject to withdrawal restrictions such that the Company would be prohibited from doing business with the clearing brokers if the minimum cash balance on deposit is not maintained.

1. Accounting Policies (continued)

Securities

Marketable securities are valued at quoted market value. At December 31, 2003, all marketable securities owned were equity securities. Non-marketable securities are recorded at fair value as determined management based upon information provided by third parties familiar with financial instrument.

Derivative Instruments

The Company values warrants to purchase stock of public companies using the Black-Scholes model, as the fair value of the warrants is not available through published sources. The Company has discounted the estimated value of the warrants calculated using Black-Scholes based on considerations for liquidity, SEC registration, volatility and lack of substantial operating histories of these companies.

Notes Receivable from Employees and Advances to Employees

Notes receivable from employees represent loans to brokers in anticipation of their continued employment and generation of commission revenue in accordance with each specific agreement. The notes are not collateralized and may be forgiven at some future date upon reaching specified productivity goals. Certain loans provide for interest at a fair market rate and are presented as notes receivable. Loans or draws not supported by notes and interest are included as advances to employees. The notes are amortized based upon the attainment by the employee of certain pre-established economic goals. The Company establishes a bad debt reserve for notes and advances to employees when collection is considered by management to be doubtful.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation is recorded on a straight-line basis over the estimated useful lives of the assets ranging from three to seven years for furniture and computers. Leasehold improvements are amortized over the remaining lease term.

1. Accounting Policies (continued)

Goodwill

The Company accounts for goodwill in accordance with Statement of Financial Standards No. 142, *Goodwill and Other Intangible Assets*. In accordance with this statement, goodwill is not amortized but is reviewed on an annual basis for impairment. As of December 31, 2003, it has been determined that there was no impairment of goodwill.

Income Taxes

Under the provisions of the Internal Revenue Code, the Company is an S Corporation which provides that, in lieu of federal corporate income taxes, the stockholders are taxed on their proportionate share of the taxable income. For state income tax purposes, the Company is organized as a Massachusetts business trust, and, as a result, is subject to tax on the Trust and the Company's Massachusetts taxable income. The Company is charged or credited through intercompany accounts for its proportionate share of Massachusetts state income taxes.

The Company accounts for income taxes in accordance with Statement of Financial Standards No. 109, *Accounting for Income Taxes* (FAS 109), which require an asset and liability approach to financial accounting and reporting for income taxes. Deferred state income tax assets and liabilities are computed annually for differences between the financial reporting and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to effect state taxable income. Deferred state income taxes have been recorded to reflect the differences between the tax bases of assets and liabilities and their financial reporting amounts.

2. Furniture, Equipment and Leasehold Improvements

At December 31, 2003, furniture, equipment and leasehold improvements, summarized by major classification, were as follows:

Furniture	$ 260,670
Equipment	1,611,481
Leasehold improvements	1,333,167
	3,205,318
Less: Accumulated depreciation and amortization	(1,514,961)
	$ 1,690,357

3. Note Payable

The Trust entered into an agreement with a third party to provide funding to the Company through a deferred compensation arrangement, structured as a note in the amount of $138,000. The third party will serve as a trustee of the Trust and a director of the Company. The Company recorded the liability as the Trust disbursed the amount of the note, in cash, to the Company. The agreement provides that no principal repayment is required until 2012 and the note bears interest at a rate of 7 percent.

4. Distributions to Stockholder

The Company makes annual distributions to the stockholder based on the previous year's taxable income. During 2003, the Company made no distributions based on the Company's 2002 taxable loss.

5. Stock Option Plans

During 2001, the Company adopted a Stock Option Plan under which options have been granted to employees of the Company to purchase shares of the Company's common stock at prices determined by the Company's Trustees. As a result of the formation of the Trust, upon exercise of the options, employees would receive units of the Trust in lieu of shares in the Company. Options generally vest over a five-year period and expire ten years from the date of grant, with the majority of the options expiring in the year 2011.

5. Stock Option Plans (continued)

The following table summarizes the status of the Company's stock option plan as of December 31, 2003:

	Shares	Weighted Average Exercise Price
Outstanding at December 31, 2002	1,024,959	$1.45
Granted	92,751	1.35
Exercised	0	-
Forfeited	(75,957)	1.36
Outstanding at December 31, 2003	1,041,753	$1.45
Options vested at December 31, 2003	374,992	

The range of exercise prices for options outstanding at December 31, 2003 is $0.00 – $1.71.

6. Profit Sharing and Retirement Plan

The Company maintains a qualified defined contribution profit sharing plan for essentially all full-time employees under which the Company makes a contribution out of available profits. The Company also maintains a salary reduction agreement under Internal Revenue Code section 401(k).

7. Concentration of Credit Risk

The Company occasionally maintains deposits in excess of federally insured limits. The Company derives most of its income through commissions paid by customers on transactions executed through Pershing Corporation ("Pershing"). The Company maintains its temporary cash investments with high credit quality financial institutions. Customer commissions receivable from Pershing are available to the Company daily.

8. Commitments and Contingent Liabilities

The Company leases office facilities, equipment and vehicles under various non-cancelable operating leases. The leases for the office space requires minimum annual rental payments and clauses for operating costs adjustments.

Future minimum aggregate annual rental commitments under these non-cancelable leases for the years ending December 31, are as follows:

2004	$ 1,917,194
2005	1,944,331
2006	2,001,502
2007	1,427,532
2008	1,151,465
Thereafter	2,469,083
	$10,911,107

The Company has been named as a defendant in various legal actions arising from its normal business activities in which varying amounts are claimed. Although the amount of any ultimate liability with respect to those matters cannot be determined, in management's opinion, based upon the opinions of counsel, any such liability will not have a material impact on the Company's financial position.

9. Net Capital Requirements

The Company is subject to the Uniform Net Capital requirements of the SEC under Rule 15c3-1. The SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2003, the Company had net capital of $3,494,699, which was $3,047,199 in excess of the amount required to be maintained at that date.

Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2003, the Company was in compliance with all such requirements.

10. Income Taxes

Deferred state tax assets and liabilities as of December 31, 2003 consisted of the following:

Deferred tax assets	$ 209,625
Deferred tax liabilities	(779,118)
Net deferred state tax liability	$(569,493)

The Company uses the cash method of accounting for tax purposes. This difference results in a deferred tax liability that will reverse in future years at the current state tax rate of 9.8%. This rate was increased from 5.3% effective March 5, 2003. Other significant deferred tax assets and liabilities result from unrealized gains from assets held for investment, capital loss carryovers and excess depreciation allowed for tax purposes.

At December 31, 2003, the Company had a Massachusetts capital loss carryover of approximately $500,000 that can be used against capital gains and certain interest and dividend income in future years. There is currently no expiration date for this carryover and the Company expects to utilize these losses in a future period.

At December 31, 2003, the Company had a Massachusetts net operating loss carryover of approximately $4,100,000 that will expire in 2008. The Company believes that it is more likely than not that the loss carryover will be utilized prior to expiration.

11. Related Party Transactions

Leerink Swann Asset Management, Inc. (LSAM) is a related entity by common ownership and control. During 2003, the Company was reimbursed for overhead, reimbursement of income taxes and reimbursement of commissions paid on behalf of LSAM.

ERNST & YOUNG